Exhibit 99.1

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday September 08, 2026

The +securities to be quoted are:
Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

The issue falls under exception 10 of Listing Rule 7.2.

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
ATH	ORDINARY FULLY PAID	8,400,000	08/09/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	**Registration number**
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is
New announcement

1.5 Date of this announcement

8/9/2026

Part 2 - Type of Issue

2.1 The +securities to be quoted are:
Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

2.2 The +class of +securities to be quoted is:
Additional +securities in a class that is already quoted on ASX ("existing class")

2.3c Have these +securities been offered under a +disclosure document or +PDS?
No

2.3d Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

The issue falls under exception 10 of Listing Rule 7.2.

2.4 Any on-sale of the +securities to be quoted within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:
The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities to be quoted in an existing class

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

8/9/2026

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Issue details

Number of +securities to be quoted

8,400,000

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?

AUD - Australian Dollar

What is the issue price per +security?

AUD 0.50000000

Any other information the entity wishes to provide about the +securities to be quoted

MST Financial Services Pty Ltd will receive an underwriting fee of 7% of the gross proceeds raised.
The issue falls under exception 10 of Listing Rule 7.2.

The purpose(s) for which the entity is issuing the securities

To raise additional working capital

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	229,100,845
ATHOA : OPTION EXPIRING 26-FEB-2027	24,446,043

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875	200,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19	230,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65	230,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43	6,248,004
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50	300,000
ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302	4,245,000
ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45	540,000
ATHAL : OPTION EXPIRING 15-JUN-2031 EX $1.00	3,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50	3,400,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525	160,000
ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285	870,000
ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285	1,230,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155	1,250,000

ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20	403,334
ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15	800,004

Part 5 - Other Listing Rule requirements

5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?
Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

10